Exhibit 49

Grown Rogue Announces Entry into Illinois

●	Signed a definitive agreement to form Rogue EBC, LLC, a joint venture with EBC Ventures

●	The JV has entered into a definitive agreement to acquire 100% of CannEquality, LLC, which holds a craft growers license with the Illinois Department of Agriculture

●	The JV holds all local zoning and planning approvals and has secured a long-term lease of a ~50,000 sq ft facility in Waukegan, Illinois

●	The Facility will allow for development of up to 14,000 square feet of canopy for cultivation, and sufficient space to build out a manufacturing business

●	Construction is expected to be completed in H1 2025 with first harvest to be completed in H2 2025

Medford, Oregon, March 5, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, announces that it has signed a definitive agreement on March 4, 2024 to form a joint venture (the “JV”) with EBC Ventures (“EBC”), signaling the Company’s entrance into the Illinois market. The JV entered into a definitive agreement on February 22, 2024 to acquire 100% of CannEquality, LLC, which holds a craft growers license with the Illinois Department of Agriculture (“IDOA”). The acquisition is subject to regulatory approval from the IDOA.

The deal highlights are as follows:

●	Grown Rogue will own 70% of the JV and has agreed to contribute up to US$6,000,000 to support the development of the facility

●	The buildout will initially include ~5,000 square feet of canopy and 4,700 square feet of dedicated processing and manufacturing space, with the ability to increase to a total of 14,000 square feet of canopy allowed under the license

●	The JV agreement includes multiple purchase options, which ultimately give Grown Rogue the ability to acquire 100% of the membership interests of the JV

Management Commentary

“We are excited to announce our partnership with EBC, accelerating our ability to bring the quality and value of Grown Rogue products to the consumers of Illinois,” said Obie Strickler, CEO of Grown Rogue. “We have been watching the Illinois market develop and believe this partnership represents a compelling opportunity to deliver great returns on our invested capital while enhancing the overall market for Illinois cannabis consumers. The Illinois market is particularly attractive to us as we believe there is pent up demand for craft-quality flower at accessible price points.

We have secured a great location close to Chicago that is right in our sweet spot of facility size, approximately 50,000 sq ft, and current regulatory rules allow us to develop up to 14,000 square feet of canopy while maintaining sufficient space to build out a manufacturing business. The manufacturing segment is another example of us looking to broaden our scope within the industry, while staying laser focused on producing high-quality, craft cannabis that delights our consumers,” continued Mr. Strickler.

“This will largely be funded by cash on hand and the cash we anticipate receiving with the recent warrant acceleration announcement. The warrants are held by a small group of investors, and we expect most or all the eligible warrants to be exercised and lead to maximum proceeds for the Company of US$4.7 million.”

According to the Illinois Department of Financial and Professional Regulation, Illinois reported over $1.6 billion in recreational cannabis sales in 2023. This included a new record for recreational cannabis sales in December 2023 with $154 million.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following:

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changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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